Filed Pursuant To Rule 433

Registration No. 333-180974

June 26, 2013

INTERVIEW: Gold Investors Reassessing Role Metal Plays In Portfolio — State Street Global

Posted on forbes.com June 26, 2013

By Debbie Carlson of Kitco News

(Kitco News) - Investors are reassessing whether gold has a tactical or strategic place in their portfolios, particularly after gold’s more than $300-an-ounce price drop since April.

With inflation concerns abating in the short term, investors who were holding gold as an insurance policy against rising inflation are now taking a tactical view and selling their gold holdings, said David Mazza, head of exchange-traded fund investment strategy for the Americas at State Street Global Advisors. The SPDR Gold Shares falls under his purview.

“The recent market view is that inflation has not been a concern. I think that’s (one of) the real drivers, even outside of supply and demand statistics, which over the long run are the most important movers of gold. In the near term there’s been recalibration of inflation expectations so some of those investors might be more tactically thinking, ‘I don’t necessarily need to hold that insurance policy today.’ So that has moved the more tactically focused money to sell gold,” Mazza said.

The SPDR Gold Shares (NYSE: GLD) is the largest physically backed exchange-traded fund and the fund has seen sharp outflows as gold prices skidded. The fund has about 985 metric tons of gold held in trust, which is down about 27% from the high of just over 1,353 from December 2012. Gold prices are down about 36% from the all-time nominal high from September 2011 and 29% from the high in December 2012, when the GLD had record holdings. Since a bounce after the April price drop, gold values are down 17%.

Exactly who has sold their GLD holdings after the April selloff won’t be known until 13-F filings from the Securities and Exchange Commission are released, which will be 45 days after the second-quarter ends. Mazza said the end-of-March data showed 47% of the investors who held the GLD were institutional.

In conversations with some institutional clients about the role gold plays in their portfolio, much of it depends on their timeline and how they view asset allocation, he said.

For the investors who have an “infinite” investment horizon, “they continue to best view gold from diversification standpoint and discount recent headlines,” he said.

GOLD BECOMING UNCORRELATED FROM OTHER MARKETS

Now that it’s been a few months since the April decline, Mazza said the metal is becoming less correlated from other markets, particularly from the global fixed income markets, he said. This break in the correlation might be something investors think about as they reconsider their asset allocation.

“We’ve had this opportunity for reassessment…. We’re in this environment of a great rotation from bonds to stocks. Maybe if that’s the case I will need a truly uncorrelated asset. Gold can move into that role,” he said.

Mazza said a lot of people came into gold in the past few years because they were chasing price performance, which “is something from a behavioral psychology point of view (that) folks know (is) the wrong thing to do to.”

Many of those investors looked at gold in isolation because of the strong gains it produced, rather than consider the other roles it may play, he said.

With the Federal Reserve laying out the scenario for how it would drain the extra liquidity it pumped into the financial system with the quantitative easing program, gold prices took another tumble. While the markets may have overreacted to the Fed’s comments initially, Mazza said central banks are still walking a tightrope as the global economy is fragile. The Fed may be looking to eventually end stimulus, but the European Central Bank and Bank of Japan are still actively engaging in stimulus measures.

“There is still the potential for something from either a correlation or a causation (occurrence) for things to go awry,” he said.

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